

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Mr. Alexis Korybut
Chief Executive Officer
Tactical Air Defense Services, Inc.
123 West Nye Lane, Suite 517
Carson City, Nevada 89706

      Re: **Tactical Air Defense Services, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed April 15, 2010 as amended May 10, 2011
              Form 10-Q for the Period Ended September 30, 2010
              Filed November 22, 2010 as amended May 10, 2011
              File No. 333-79405

Dear Mr. Korybut:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Larry Spirgel
              Larry Spirgel
              Assistant Director

cc: Via facsimile to (760) 804-8845
        Brad M. Bingham, Esq.